June 27, 2011	99 GARNSEY ROAD
PITTSFORD, NY 14534
(585) 419-8800

THOMAS E. WILLETT

	DIRECT:	(585) 419-8646
	FAX:	(585) 419-8818
Via Electronic Transmission	TWILLETT@HARRISBEACH.COM

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Lucid, Inc. Registration Statement on Form S-1 Filed April 15, 2011 Registration No. 333-173555

Dear Ms. Ravitz:

On behalf of Lucid, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto. An electronic version of Amendment No. 1 concurrently has been filed with the Securities and Exchange Commission (the “Commission”) through its EDGAR system.  The enclosed Amendment No. 1 has been marked to reflect changes made to the original filing.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated May 12, 2011.  Set forth below are the Registrant’s responses to the Staff’s comments. For convenience of reference, the text of the Staff’s comments in the Staff’s letter has been reproduced in italicized type herein.

Prospectus Cover

1.

We note the numerous blanks in your document related to information that would appear to be already known to you. As examples only, we note blanks related to exercise prices of warrants that were filed as exhibits and blanks related to the number of common shares underlying outstanding instruments.  Please complete those blanks in the next amendment. Also, please:

	•	reconcile the omission of the identification of an underwriter from here with the entity identified in Exhibit 5.1; and

	•	clarify why there is a risk of “fully subscribing this offering,” as noted on page 10, given the statement in Exhibit 5.1 regarding the entity that will underwrite this offering.

Please also note that we may have further comment regarding the nature and extent of due diligence performed in preparing this registration statement after we receive your response.

With respect to blanks remaining in Amendment No. 1, we note that the number of shares issuable upon the automatic conversion of the notes issued in the 2010/2011 Convertible Note Offering, the number of shares covered by the warrants issued in that offering, and the number of shares into which the notes issued in the 2009 Convertible Note Offering may be converted, are all contingent upon the price per share to be paid in this public offering.  We further note that the exercise price of warrants issued to investors in the 2010/2011 Convertible Note Offering, and the applicable reference point for determining the exercise price of other warrants (e.g., the Offering price or a percentage thereof), have been specified in Amendment No. 1.  The Company anticipates, based on discussions with the underwriter named in Amendment No. 1 that, prior to distributing preliminary prospectuses, the Company will file another amendment to the Registration Statement that will include a price range, so that the Company can use the mid-point of that price range to complete any remaining blanks in the prospectus.

We also note that the managing underwriters for the offering have been named in Amendment No. 1 and the reference to any risk of “fully subscribing this offering” has been deleted.

2.

We note that you “may” effect a reverse stock split. With a view toward disclosure, please tell us why you do not know whether you will effect that transaction.

The shareholders of the Company have approved a reverse stock split and have delegated to the officers of the Company the authority to implement a reverse stock split within a range of 1.1 and 2.5 to one. At such time as the Company and the underwriters have established a price range for the offering, a determination will be made as to whether the Company will implement a reverse stock split. If such a reverse stock split is implemented, all share and per share data will be adjusted to reflect that reverse stock split.

Summary, page 1

3.

Please revise your disclosure in the first paragraph on page 2 to identify the experts who have established the clinical efficacy and diagnostic accuracy of your imagers and file their consent as an exhibit. Please refer to Rule 436(a). Please also file the consents of those to whom you refer in the disclosure under the caption “Industry.”

We note that there have been more than 250 papers published in publicly available papers and peer reviewed medical journals. The Summary section has been revised to delete any references to “experts” and to more clearly describe the sources of the relevant information. We also note that, with respect to the reference to Welch in the first paragraph under the heading “Industry,” and the reference to Rogers in the third paragraph of that section, these references are to publicly available papers by these authors in published medical journals and the disclosure has been revised to make this clear.

4.

Currently, your summary includes an almost verbatim recital of disclosure in other parts of your document, such as on pages 39 and 49-51. In addition, your summary describes the attributes of your products and opportunity in your industry while including only a brief bulleted list of some of the risks and challenges you face. Please revise to highlight only the most significant aspects of your business and this offering, avoid repetitive disclosure and balance the positive aspects of your business and offering with equally prominent disclosure regarding your historical and expected financial condition and your historical and current operations. In this regard, please:

•

revise to clarify the principal end markets and sources of revenue to date, including whether your products have been used for the purposes mentioned in the first two paragraphs. Also clarify what activities have been performed with your products. For example, has only research, rather than clinical diagnosis, been performed in academic medical centers and “other markets?” What do you mean by “routine daily use for patient management in certain medical institutions and medical practices”?

•

reconcile your disclosure here that you have sold only to academic medical centers and “other markets,” with your disclosure on page 20 that you have sold to “hospitals, physicians and other healthcare providers.”

	•	revise to clarify the nature and extent of your business activities to date and when you will begin leasing VivaScopes to dermatologists and licensing your

VivaNet services to pathologists. Also, your disclosure on pages 41 and 62 imply that you have not yet generated revenues from your VivaNet system. If that is correct, please revise to state so directly.

The summary section of the prospectus has been revised to respond to each component of this comment. The Summary section no longer recites verbatim other parts of the document and the Summary: now highlights significant risks; identifies principal end markets and sources of revenue to date; and clarifies the timing of VivaNet revenues.

5.

With a view toward disclosure in this section, please tell us why you are proceeding with this offering now.  For example, if you are commencing with this offering to satisfy the terms of your convertible debt instruments and other agreements, please state so directly. Also, with a view toward disclosure here, please tell us:

•

about the nature and extent of any interest of your affiliates in the registration of this transaction. Such interest includes warrants that have exercise periods tied to the commencement of the offering, conversion or exercise discounts related to the price of this offering, and payments to be received from the proceeds of the offering, including increased salaries; and

•

the terms of your existing and outstanding securities that relate to this offering, including applicable conversion/exercise ratios and periods and prices, and the number of common shares to be issued if a “qualified IPO” or similar transaction occurs. Include in any revised disclosure a clear description of the dilutive impact on investors in this offering.

In early 2010, the Company’s Board of Directors determined that it would be in the best interest of the Company to raise additional capital through a private placement, with a view toward an eventual public offering during fiscal 2011.  To that end, the Company engaged Maxim Group, LLC to raise capital through a private placement of our convertible debt securities, and potential investors were advised that the Company’s capital plan included a public offering in fiscal 2011.  The Company raised $3.8 million in total through three rounds of this private placement of our convertible debt securities, with two rounds closing in November 2010, and one in January 2011 (the “2010/2011 Convertible Debt Offering”).  Pursuant to the original terms and conditions of these securities, holders would have been entitled to certain rights and damages if we had not completed an initial public offering or similar financing event by July 12, 2011.  However, holders of a requisite principal amount of these notes have agreed to an amendment to the underlying agreements, notes and warrants to extend the issuance cut-off date to January 1, 2012.

The prospectus has been revised to more clearly explain the foregoing.

The Summary section has been revised at page 6 to note that certain affiliates of the Company may have interests in this transaction, with a cross reference to the Related Party Transactions section of the prospectus, where those interests are described in more detail.

As was indicated in response to Comment No. 1, in some instances applicable conversion ratios are dependent upon the price per share to be paid in this offering and the relevant blanks will be completed when a price range for the shares has been established and included in the prospectus.

Summary Financial Data, page 7

6.

We noted disclosures on page 5 that you expect to use a portion of the net cash proceeds of the offering to repay a substantial portion of your existing indebtedness, including but not limited to the payment in full of any amounts outstanding under your line of credit facility. We also noted you plan to convert debt to equity in connection with the offering. Please consider disclosing herein any material and factually supportable pro forma interest expense savings for fiscal 2010 and your 2011 interim period that would result from any such debt repayments and conversions assumed to have occurred at the beginning of 2010.

We note that the Convertible Notes issued in the Company’s 2009 Convertible Debt Offering do not automatically convert into common stock, but are convertible at the option of the holders. This will confirm, however, that the Convertible Notes issued in the Company’s 2010/2011 Convertible Debt Offering will convert automatically into shares of common stock upon the consummation of an underwritten initial public offering with proceeds of at least $10 million at a conversion price equal to 70% of the price per share paid in that offering. As is indicated elsewhere in Amendment No. 1 (see, for example, the disclosure at page 37), the Company no longer intends to apply proceeds to the reduction of any other material indebtedness. Accordingly, the pro forma calculations now reflect the removal of interest expense associated with the 2010/2011 Convertible Debt offering for the year ended December 31, 2010 and the three months ended March 31, 2011 in the amounts described in the footnotes to the Summary Financial Information.

Risk Factors, page 9

7.

We noted disclosures on page 12 that the holders of your 2010/2011 Convertible Debt Offering are entitled to certain rights and damages in the event that you do not complete an initial public offering, or similar financing event per the terms of the agreement, by July 12, 2011 and are entitled to a cash liquidated damages equal to 1.5% of each purchaser’s subscription amount per month until you complete an initial public offering or similar financing. Please provide us with your assessment of the actual or expected accounting and disclosure implications of the referenced possible damages.

The Company does not believe it to be probable that it will incur any damages in connection with these provisions and no amounts have been accrued at either December 31, 2010 or March 31, 2011. In that regard, and as is indicated in our revised disclosure, the holders of a requisite principal amount of the 2010/2011 Convertible Debt Notes have agreed to an amendment to the underlying agreements, notes, and warrants to extend the date by which an offering must be completed, so that the new outside date is January 1, 2012 (see, for example, the revised disclosure at pages 6, 16, 50 and F-8.)

After giving effect to the proceeds…., page 9

8.

Please reconcile your disclosure indicating that the offering is expected to fund operations for a period extending 36 months after closing with your disclosure on page 40 and in the final sentence on page 43.

The prospectus has been revised to clarify, in all relevant places, including the disclosure referred to in this comment, that the Company expects the proceeds to fund operations through the first half of 2013.

Risk Factors, page 20

9.

We note that the territory for the sale and distribution of your products by Mavig Austria GmbH pursuant to the Joint Venture Agreement and Supply Agreement filed as Exhibits 10.5 and 10.6 includes Syria, which is identified by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Syria and any agreements, commercial arrangements, or other contacts you have had with the government of Syria, or entities controlled by the government of Syria.

The Company hereby confirms that it has had no past, current or anticipated contacts with Syria, either directly or through affiliates, distributors, resellers, subsidiaries or other direct or indirect arrangements.  It has received confirmation from the distributor whose defined Territory included Syria that there has been no sale or distribution activity in Syria and the agreement has been amended to exclude Syria, or any other country that might hereafter be identified as a state sponsor of terrorism, from the definition of the Territory in the agreement.  The letter amendment to the agreement has been filed with Exhibit 10.6 to Amendment No. 1.

10.

Please discuss the materiality of any contacts with Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, in addition to the revenue figures in your disclosure, the approximate dollar amounts of any associated assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

As was indicated in the prior response, the Company has had no contacts with Syria, directly or indirectly.

11.

We refer to your disclosures concerning reimbursement on pages 52, 55, 56, 63 and 71. It appears this risk factor addresses only risks after a positive coverage decision is reached. Please revise to disclose under a separate, appropriately captioned risk factor any material risk relating to not receiving positive coverage decisions, that reimbursement decisions could be delayed, and/or that reimbursement amounts could be insufficient to lead to physician adoption of your products and services. Please also revise your Summary, as appropriate, to highlight uncertainty concerning reimbursement and how it will impact your efforts to enter routine clinical markets, including whether products made by your competition are currently subject to favorable coverage decisions.

A new risk factor related to reimbursement decisions has been added to the prospectus at page 21.  In addition, the Summary section has been revised to highlight uncertainties regarding reimbursement.  It is also important to note that, to the Company’s knowledge, none of its direct competitors’ products have received FDA clearances for sales, so that they are not in a position to seek coverage determinations.

Use of Proceeds, page 33

12.

Please revise to disclose the approximate amount intended to be used for each disclosed purpose and whether the amounts of the intended use are sufficient. Please refer to Item 504 of Regulation S-K.

The use of proceeds section has been revised to more clearly identify the principal uses for which the net proceeds of the offering are intended to be used. Except with respect to certain outstanding obligations, the estimated amount of which is now disclosed, the Company has not determined specific amounts to be allocated to each intended use and has so indicated in the revised disclosure.

Capitalization Table, page 35

13.	Please remove your line item for cash since this is not part of your capitalization. The line item for cash has been removed from the Capitalization Table.

Management’s Discussion and Analysis…, page 39

Years ended December 31, 2010 and 2009, page 43

Product Sales, page 41

14.

We noted your discussion that your increase in revenues was primarily attributable to your increased sales through your European distributor, increased direct sales to Australia during 2010, as well as new sales related to your new VS3000 unit. Please revise this section of the filing to discuss the underlying reasons for the increase in sales through your European distributor and sales in Australia. In addition, please quantify the amount of revenues related to your new product in 2010 to further investors understanding the increase during the period and of comparable increases between periods. Refer to Item 303(a)(3) of Regulation S-K.

The discussion of the results of operations has been revised at pages 44 and 45 to discuss the underlying reasons for the increase in sales.  References to the VS3000 Unit have been removed, since the Company views the VS1500 and VS3000 products to be in the same segment. The VS1500 has an arm mounted imaging head and the VS3000 is a handheld unit and selection of the product type is simply a customer choice and is not considered to be a material driver of total product sales.

15.

Expand to clarify the nature of the decreased material costs that resulted in the disclosed reduction in cost of revenue.

Please note the revised disclosure on pages 44 and 45 under the headings “Cost of Revenue,” which clarifies the nature of the decreased material costs.

Liquidity and Capital Resources, page 42

16.

We note your disclosure on page 34 that you are subject to covenants in debt arrangements. Please revise the filing to define, in greater detail, the financial and other covenants that you are required to maintain under your loans and notes payable agreements.

The disclosure on page 49 has been revised to define the covenants that are applicable to the Company pursuant to its current indebtedness.  We note that the agreement does not include any financial ratio requirements.

17.

We see your disclosure on page F-18 that the remaining balance on two promissory notes remains outstanding and are currently in default. Please revise herein to discuss the known or expected implications of this default on your liquidity, capital resources and results of operations. Also, clearly indicate whether debt in default is presented as a current liability in your balance sheets. If any such debt is not presented as a current liability, revise the filing to disclose the reasons why this is the case.

The disclosure on page 50 has been revised. As is disclosed, subsequent to March 31, 2011, the Company made a payment of $26,000 against these notes and only accrued interest remains unpaid.  Based on its relationship with the two lenders in question, each of whom is a long standing investor in the Company, the Company does not expect these defaults to have any material impact on the Company’s liquidity, capital resources or results of operation. This will also confirm that the indebtedness in question is presented as a current liability in the Company’s balance sheets.

18.

Please discuss the material terms applicable to your outstanding accounts payable and accounts receivable and the resulting impact on your liquidity.

The disclosure on page 50 has been revised to discuss the material terms applicable to the Company’s outstanding accounts payable and receivable and the resulting impact on liquidity.

Credit Facilities, page 43

19.

Please revise to disclose all material limitations on your ability to borrow funds under the credit facility, including the initial credit limit provided in Exhibit 10.11 and the requirements for you to obtain additional borrowings under that agreement. Please also revise to identify the guarantors you mention, describe the nature of the guarantees and tile the related agreements as exhibits.

The disclosure on page 49 has been revised to disclose material limitations on the Company’s ability to borrow funds under its credit facility.  The guarantors have been identified and the nature of the guarantees has been described. Copies of the personal guarantees have been filed as Exhibits to Amendment No. 1, and the agreement with Northeast LCD Capital, LLC was previously filed as an Exhibit to the Registration Statement.

2009 Convertible Debt Offering, page 43

20.

Please tell us which provision of which exhibit provides for the automatic conversion of these notes. Please also tell us how your disclosure accounts for the rate at which such conversion will occur, as described in Section 4 of Exhibit 4.12.

The discussion has been revised at page 49 to clarify that the Convertible Notes issued in the 2009 Convertible Debt offering do not automatically convert into shares of common stock. Rather, they are convertible at the option of the holders, in which case the conversion is at the rate described in the notes (Exhibit 4.12). Since that rate is based on the pre-money valuation in a qualified “Placement,” as that term is defined in the note, and since the qualified “Placement” in this case is the 2010/2011 Convertible Debt Offering, the conversion price cannot be determined until this public offering is priced. At that time, the pre-money valuation in the 2010/2011 Convertible Debt Offering can be calculated and the conversion price for optional conversions of the notes issued in the 2009 Convertible Debt Offering can also be determined and will be disclosed.

2010/2011 Convertible Debt Offering, page 43

21.	Please quantify:

	•	the amount of each debt instrument outstanding;
	•	the amount to remain outstanding after this offering;
	•	the number of shares to be issued in connection with any conversion; and
	•	the number of shares you are obligated to issue upon exercise of the warrants related to the debt instruments.

Also tell us your intentions about proceeding with this offering if you do not believe the transaction will satisfy each applicable condition relating to the size of the offering. If you intend to proceed regardless of whether those conditions are met, please revise to clearly describe what will occur with respect to your outstanding debt and equity instruments.

The disclosure has been revised at page 49 to reflect the aggregate principal amount of notes outstanding and to clarify that all of the indebtedness incurred in the 2010/2011 Convertible Debt Offering will convert into shares of common stock upon consummation of this offering.  As was indicated in earlier responses, the number of shares to be issued upon such conversion, as well as the number of shares to be reserved for issuance upon exercise of the warrants issued in the offering can be completed when a price range for this offering has been established. At that time, the prospectus will clarify that the Company has assumed the mid-point of the price range for such calculations.

Since the Company believes that the public offering will clearly satisfy the required size of the offering to trigger mandatory conversion, it does not believe that disclosure about other intentions is required.

22.

Section 3.1 of Exhibit 4.14 indicates that the $10 million figure disclosed here includes principal and interest converted under any outstanding debt obligation. If so, please revise for clarity.

The disclosure has been revised at page 49 to clarify that the $10 million is inclusive of the proceeds from the 2010/2011 Convertible Debt offering.

Industry, page 50

23.	Please tell us whether all industry data you cite throughout the document is publicly available. Also tell us whether:

	•	you commissioned any of the industry reports;
	•	any of the industry reports were prepared for use in your registration statement; and
	•	you are affiliated with the sources of any of the industry reports.

Please also tell us how you determined that the data you disclose is the most recent available.

The industry data cited throughout the prospectus is publicly available and has been compiled from sources that include scientific and medical papers in publicly available journals, which have been identified by reference to the last name of the first author on the paper and the name of the peer reviewed journal in which the study was published. Additional data has been obtained from sources such as the American Cancer Society (“ACS”) and the U.S. National Institutes of Health. For example, the ACS publishes “Cancer Facts and Figures” annually. Certain data has also been obtained from sources on the Internet. For example, the Skin Cancer Foundation (“SCF”) website provides “Skin Cancer Facts” by reference to publicly available scientific and medical journal publications as a primary source and the website lists these sources.

None of the industry reports cited by the Company in the prospectus were commissioned by the Company, and none were prepared specifically for use in the Registration Statement. Other than the sales of its products to investigators, or the donation of products to institutions with which investigators may be affiliated, the Company had no affiliation with any of the sources of these industry reports at the time of their publication.

The Company routinely monitors PubMed, which is a service of the U.S. National Library of Medicine, to determine the most recent scientific and medical journal publications in its field.  According to the PubMed website, “PubMed comprises more than 20 million citations for biomedical literature from MEDLINE, life sciences journals, and online books. Citations may include links to full-text content from PubMed Central and publisher web sites.”  The Company also routinely in the ordinary course of business downloads the latest versions of documents, such as the ACS’s “Cancer Facts and Figures” and frequently confirms facts from websites, professionals in the field and other similar sources to satisfy itself that its data is the most recent available.

Strategy, page 51

24.

Refer to the second and third bullets where you refer to reimbursement that “should be” available, a CPT code that “appears” to exist and a CPT code that “may be sufficient.” Please clarify why you are uncertain regarding these matters and the degree of uncertainty. Also clarify when after this offering you intend to apply to the AMA for a new CPT code.

With respect to the second bullet cited in this comment, the Company has been advised by its reimbursement consultants that reimbursement for its VivaNet technical services and the professional services of pathologists reading VivaScope confocal images of skin is allowable under existing CPT codes for pathology services, specifically 88305, and the pathology consultation codes in the sequence 88321 to 88325. However, until the Company has contracted with third party payers, there can be no absolute certainty that the existing CPT codes will be accepted.

The Company has also been advised that providers have substantial discretion and, insofar as providers identify any ambiguity in the appropriate coding, it may be advisable to seek revisions to code definitions in order to clarify any coding questions and to facilitate optimum reimbursement for the affected procedures.  Accordingly, the Company has retained two firms specializing in reimbursement issues, one for private payors and one for federal payors, to assist it in assessing any ambiguities in the CPT codes it proposes to use. These factors give rise to the uncertainty expressed in this section.

If it is concluded that there is any widespread ambiguity in the use of existing codes, the Company may apply to the AMA for a revision in the pathology codes to remove any ambiguity. The AMA receives applications for revisions to existing codes three times each year. Realistically, the Company anticipates that it should be able to submit an application for revision to the AMA in the year 2012. The disclosure at page 58 has been revised accordingly.

Clinical Studies, page 59

25.

We refer to your disclosure at the bottom of page 59. With a view to disclosure, please provide support for describing the studies as independent, the dates the studies were conducted and whether any more recent data is available. In this regard, please tell us what financial support you provided to the authors and whether you are affiliated with any of authors or participants in the studies you reference. Also tell us the objective criteria you used to determine the individuals you mention are “leading melanoma experts” and other “experts”.

The results of the cited independent studies were published between 2005 and 2008.  In addition, the results of a seventh study, conducted in 2009, have now been added to the data disclosed. All of these studies were performed by independent clinical investigators who purchased VivaScopes from the Company, designed their own studies, performed the studies (often with the assistance of other investigators having no financial support from or other affiliation with the Company), independently analyzed the data and published the results.  The Company provided no funding for the work, had no influence over the study and had no opportunity to review the results of the study prior to publication.  No Company personnel were involved in any of the studies, other than initial training of the investigators in the use of the

VivaScope confocal imagers.

The following list provides citations to the journal publications of the first six clinical studies:

1) Gerger A, Koller S, Kern T, Massone C, Steiger K, Richtig E, Kerl H, Smolle J. “Diagnostic Applicability of In Vivo Confocal Scanning Laser Microscopy in Melanocytic Skin Tumors”. J Invest Dermatol. Mar 2005; 124(3):493-8. Note that the sensitivity and specificity data for presence or absence of monomorphic melanocytes was used to in the calculations for the above table;

2) Pellacani G, Cesinaro AM, Seidenari S. “Reflectance-Mode Confocal Microscopy for the In-Vivo Characterization of Pagetoid Melanocytosis in Melanomas and Nevi”. J Invest Dermatol. Sep 2005;125(3):532-7;

3) Gerger A, Koller S, Weger W, Richtig E, Kerl H, Samonigg H, Krippl P, Smolle J. “Sensitivity and Specificity of Confocal Laser-Scanning Microscopy for In Vivo Diagnosis of Malignant Skin Tumors”. Cancer. Jul 1, 2006; 107(1):193-200;

4) Pellacani G, Guitera P, Longo C, Avramidis M, Sedenari S, Menzies S. “The Impact of In Vivo Reflectance Confocal Microscopy for the Diagnostic Accuracy of Melanoma and Equivocal Melanocytic Lesions”. J Invest Dermatol. Jul 2007; doi:10.1038/sj.jid.5700993;

5) Langley R.G.B, Walsh N, Sutherland A.E, Propperova I, Delaney L, Morris S.F, Gallant C. “The Diagnostic Accuracy of In Vivo Confocal Scanning Laser Microscopy Compared to Dermoscopy of Benign and Malignant Melanocytic Lesions: A Prospective Study”. Dermatology 2007; 215:365-372;and

6) Gerger A, Hofmann-Wellenhof R, Langsenlehner U, Richtig E, Koller S, Weger W, Ahlgrimm-Siess V, Horn M, Samonigg H, Smolle J. “In vivo confocal laser scanning microscopy of melanocytic skin tumours: diagnostic applicability using unselected tumour images”, Br J Dermatol. 2008 Feb;158(2):329-33.

Because the studies were independently conducted, the Company does not know the exact dates the studies were conducted, but only has knowledge of the date the study results appeared in journal or online publications. A more recent publication (Segura S, Puig S, Carrera C, Palou J, Malvehy J. “Development of a two-step method for the diagnosis of melanoma by reflectance confocal microscopy.” J Am Acad Dermatol. August 2009; 61(2):216-229) appeared in the medical literature as an electronic publication in 2009 and, as was indicated above, the results of that study have now also been included in the data set out in the tablular presentation on page 65.  The Company believes that this 2009 publication presents the most recent data publicly available.

In determining whether individuals can be considered “leading melanoma experts,” the Company generally considers the total number of peer reviewed journal publications of the individual and the number of those publications that fall in the category of either “melanoma” or “confocal” when searching for an expert on PubMed.  As an example, Professor Govanni Pellacani, M.D., the first author in publications (2) and (4) above, holds more than 90 relevant publications related to melanoma and confocal imaging that can be found on PubMed.

26.

Based on the disclosure in the second paragraph of page 60, it appears that the Farmer study was published in 1996. With a view to revised disclosure, please tell us how you concluded that the study results, which were published fifteen years ago, reflect the “accuracy of today’s standard of care.” Have there been advances in the biopsy followed by pathologic examination process or other factors that would explain the improved outcomes that you claim? Please also tell us what steps you have taken to determine whether the data you mention here represents the most recent available. We may have further comment after reviewing your response.

Although published in 1996, there are very few U.S. studies that provide data for the accuracy of pathologic diagnosis of tissue and the Company believes, based on its industry knowledge, that the Farmer study remains the leading study.  The Company chose the Farmer study for its analysis since it provides concordance data for eight dermatologists from which the sensitivity and specificity of the group can be estimated as 90.4% sensitivity and 86.5% specificity.

More recent studies with which the Company is familiar, including a study conducted in Belgium by Brochez, et. al. (published in 2002) and a study by Kempf (published in 1998) demonstrated significantly lower levels of sensitivity and specificity.

Although published 15 years ago, the Company believes the Farmer study is still representative of routine clinical practice for melanoma diagnosis in commercial pathology laboratories and the disclosure has been revised at page 66 to so indicate. Pathology has been a slowly evolving field and the most recent development in the diagnosis of melanoma has been the use of immunohistochemical staining techniques. Two more recent papers studied the use of these advanced staining techniques and both papers demonstrated that use of immunohistochemical stains were no more sensitive for the detection of melanoma than were tissue specimens processed using the traditional stains routinely used in today’s standard of care.

As noted above in the response to Comment 23, the Company routinely monitors PubMed, which is a service of the U.S. National Library of Medicine, to determine the most recent scientific and medical journal publications in its field.

27.	Notes 1-3 appear in the table on page 59 but do not appear after it. Please revise or advise. Footnote references had been inadvertently included in the table and have been removed.

28.

We note your disclosure in the final sentence of the fifth paragraph on page 60. With a view toward disclosure, please tell us whether the individuals who formed the ICMWG are affiliated with you and whether you provide financial support to the organization.

Please be advised that the individuals who formed ICMWG have no affiliation with the Company.   The Company has, however, provided modest levels of support to this organization. The support has been confined to the rental of meeting rooms for the meetings and the provision of refreshments for attendees at meetings. The costs associated with this support have been less than $3,000 per meeting. The disclosures have been revised at pages 66-67 to provide this information.

Our Sales Process, page 60

29.

We note your disclosure on page 18 indicating that your top three distributors accounted for 74% of product sales in fiscal 2010. To the extent that you derive, or expect to derive, material revenues from any distribution arrangement, please revise to disclose the material terms of the arrangement, including the identity of the distributor.

The discussion of distributors at pages 67-68 has been expanded to identify the

Company’s principal distributors and to further describe the principal terms of these arrangements.

30.	We refer to your disclosure in the second full paragraph on page 61:

•

Please revise to disclose when you plan to begin leasing your imagers to dermatologists, and the impact, if any, on existing product sales and distribution relationships. Please identify all material markets where you plan to employ this model. Given your continued disclosure regarding generating “sales” revenue through distributors or directly, it is unclear whether the leasing model you mention will be the exclusive way you intend to generate revenues; and

•

Please also clarify whether you intend to continue to attempt generate revenues in the markets in which you historically sold your products, in addition to your attempts to sell into the clinical practice area. For example, do you plan to continue selling or leasing directly or through distributors to academic centers or “other markets?”

The prospectus disclosure has been revised at page 67 to describe the Company’s plans regarding leasing of imagers to dermatologists. In the short term, it is expected that the leasing model will be applied in the U.S. market. As is indicated in the prospectus, the Company expects that, upon implementation of the VivaNet revenue model, VivaNet revenues will become its dominant source of revenues. VivaScope leasing fees are expected to be a significantly smaller portion of recurring revenues.

Although the Company anticipates a similar model in all markets, it has not yet finalized a roll-out plan nor established a pricing model for markets outside the U.S.

With respect to traditional customers in academic medical centers and research markets, the Company expects to continue traditional sales of Viva Scopes, either directly from the Company or through distributors.

Other Potential Clinical Applications, page 63

31.

Please clarify the stage of development of each of the additional applications noted here, including the status of any required regulatory approvals.

The discussion of additional applications has been revised at page 71 to clarify that any additional applications will likely require further development and clinical studies prior to commercialization. The additional disclosures clarify the stage of development and the additional steps required for commercialization.

Scientific Advisory Board, page 64

32.

Please revise to identify the individual who has agreed to serve as Chair of the Scientific Advisory Board. Also tell us, with a view toward disclosure, the objective criteria applied to determine his status as an internationally recognized expert and the prestige of the programs you mention. Also tell us whether others in the field are also internationally recognized experts and heads of prestigious programs under those criteria.

The individual who has agreed to serve as the Chairperson of the Scientific Advisory Board is Martin C. Mihm, Jr., M.D. Dr. Mihm is the author or co-author on at least 316 peer-reviewed medical publications, of which approximately 175 relate to melanoma. The Company is familiar with eight books on the topics of melanoma, pigmented lymphoma, or general dermatology which were authored or co-authored by Dr. Mihm.  He is the Co-Chair of the Melanoma Pathology Program of the World Health Organization and the Co-Director of the recently founded Rare Tumor Institute of the World Health Organization. Dr. Mihm serves as an international consultant for pigmented lesions, lymphoma, and cutaneous inflammatory diseases and lectures extensively on these topics throughout the world. Dr. Mihm’s consent to serve has been filed as an exhibit to Amendment No. 1.

The Company believes that there are other professionals in the field who can be characterized as internationally recognized experts. For example, the American Society of Dermapathology annually awards its Founders’ Award to recognize individuals who have made outstanding original and significant contributions to the field of dermapathology. The award has been given to more than 25 practitioners, including Dr. Mihm, who received the award in 1998.

Competition, page 64

33.

Please discuss how you compete relative to the systems you note, clarifying which systems mentioned here are “widely accepted in the medical community and have a long history of use,” as noted on page 17.

The discussion of competition has been revised at page 72 to disclose that biopsy of suspicious lesions, followed by pathologic examination of the tissue specimen, is today’s widely accepted standard of care. This section now also discloses the two alternative diagnostic tools which are gaining wider acceptance in the United States. The Company considers clinical photography and dermoscopy to be complementary to its VivaScope confocal imaging technology. As a consequence, it has integrated both into its system.

Regulation, page 68

34.

The fourth paragraph indicates that you are not conducting and will not conduct any clinical trials, contrary to the reference on page 25 to ongoing clinical trials. Please reconcile.

This will confirm that the Company has no ongoing clinical trials, although it may conduct such trials in the future, in connection, for example, with future applications of its products. The risk factor related to clinical trials has been revised to clarify that the risks apply to clinical trials or studies that may be conducted in the future.

FDA Regulation of Medical Devices, page 68

35.

Please revise to disclose any “Indications for Use” that apply to your product clearances.

The disclosures on page 62 and 63 have been revised to disclose the “Indications for Use” that apply to the Company’s products.

Reimbursement, page 71
36.

Please revise your disclosure in the fifth paragraph on page 71 to identify counsel who analyzed coverage and applicability of existing reimbursement codes and file their consent as an exhibit. Please refer to Rule 436(a). Also revise to clarify what you mean by a “substantial portion.”

This disclosure has been revised at page 79 to indicate that the Company has received input from consultants, who are not characterized in this disclosure as experts. The disclosure on page 79 has also been revised to identify those components of the imaging process that constitute a “significant portion,” which are the acquisition of digital whole body clinical photos and dermascopic images.

Management, page 73
37.

Please revise your disclosure concerning the background of each director to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Please refer to Regulation S-K, Item 401(e). Also revise to disclose the period during which Mr. Shea served as Acting Chief Financial Officer.

The biographical information for each director has been revised to briefly discuss the specific experience, qualifications, attributes or skills that led the Company to the conclusion that the person should serve as a director in light of the Company’s business and structure.  In addition, the biographical information for Mr. Shea now indicates the time period during which he served as the Company’s Acting Chief Financial Officer.

Board of Directors Composition, page 76
38.

Clarify whether the arrangement mentioned in the last paragraph will terminate following completion of this offering.

Since all of the shares of Series B Preferred Stock will automatically convert into shares of common stock upon consummation of this offering, the right of the Series B holders to elect a director will no longer be in effect and the disclosure has been revised at page 85 to reflect this.
Audit Committee, page 77
39.

Please revise to explain why Ms. Catarisano will need to rely on the phase-in period to satisfy the Nasdaq independence standards for audit committee members. Please also disclose the length of the phase-in period, the date on which you currently expect that she will satisfy the applicable independence criteria and consequences for any non-compliance.

Although Ms. Catarisano qualifies as an independent director pursuant to the applicable exchange guidelines, the accounting firm with which she is affiliated performs certain services for the Company. It is currently expected that those services will terminate within ninety days after the closing of this offering, at which time Ms. Catarisano will meet the requirements of Rule 10A-3 regarding independence.  The discussion on page 86 has been revised to reflect the above circumstances relating to Ms. Catarisano’s independence analysis.

Role of Board of Directors, page 79
40.

Please revise to disclose whether the board of directors approved executive compensation decisions in fiscal 2010. Also, for each component of compensation, revise to disclose the recommendations of the compensation consultant and whether those recommendations were adopted without change, or explain how they differed.

As is now indicated on page 88, the full Board of Directors ratified the recommendations of the Executive Compensation Committee of the Board regarding compensation decisions for 2010.

The disclosure of executive compensation has been revised at page 88 to reflect the recommendations of the compensation consultant and to note, that except for  changes made by the Committee regarding an equity incentive award and the fees to be paid to Committee chairpersons, the Committee adopted the recommendations of the compensation consultant.

Base Salary, page 79
41.

Please reconcile your disclosure here and on page 85 regarding the reasons for the base salary increases. Also clarify the nature and source of the data to which you refer and how the salary increases relate to such data, identifying the companies used for comparative purposes and describing how the companies were selected. Also, if the amount of salary you pay deviates from the targeted midpoint, please explain the reason for the difference.

The disclosure has been revised at page 88 to reconcile the discussion of the reasons for salary increases. The disclosure has also been revised at page 88 to identify the source of the data used for comparative purposes. Finally, the disclosure now points out on page 89 the deviations from the midpoint and the rationale for those deviations.

Long-term Incentives, page 80
42.

Your disclosure under this and the preceding heading implies that the recommendation of your compensation consultant was not the only factor considered. Please revise to clarify the other material factors that were considered.

The discussion of long term incentives has been revised at page 89 to clarify that, in addition to the recommendations of its consultant, the Committee made its own assessment of appropriate long-term incentives for the executive. As was indicated in response to comment 40, the Committee accepted the consultant’s recommendations regarding long term incentives except with respect to an award to a single officer.

Director Compensation, page 84
43.

Please revise the paragraph before the table to disclose the amount of the annual equity grant. Please also reconcile the aggregate number in footnote 2 with the number under (c) on page II-3.

The disclosure preceding the table on page 93 has been revised to disclose the amount of initial and annual equity awards to be made to directors. The disclosure on page II-3 regarding awards to directors is correct and the additional awards outstanding at December 31, 2010 were made prior to March 31, 2008.

Employment Agreements, page 84

44.

Please disclose in tabular form the payments to be made under each of the scenarios presented in this section.

The prospectus now includes at page 94 a table setting out the potential payments under each of the incentive compensation scenarios.

Related Party Transactions, page 85
45.

Please revise your related party transaction disclosure to include all applicable related party transactions with Mr. Eastman and Mr. Shea, including those disclosed in the final two paragraphs on page F-14 and only full paragraph on page F-15, and the conversion of related party debt mentioned on page F-4. Ensure that your revised disclosure fully explains the nature and extent of their interest in the transactions you disclose, such as the number of shares Mr. Shea acquired in November 2010. Please also file as exhibits the agreements underlying all related-party transactions.

The related party transaction disclosure has been revised at pages 95 to 97 to include all applicable related party transactions with Messrs. Shea and Eastman, including notes payable. In addition, the underlying documentation related to any related party transaction has been filed as exhibits to Amendment No. 1.

46.

Please revise to highlight here each related party’s interest in the registration of this offering, including the interests that relate to completion of this offering, such as warrants with an exercise period and price tied to the price of an initial public offering, the terms of the 2009 and 2010/2011 convertible debt as those terms relate to the conversion of such instruments and the deadline by which you must complete the offering and the conversion of preferred stock and any payments or shares they will receive and warrants that will be exercisable. Ensure your disclosure explains the conditions applicable to triggering what the affiliates will receive, including any different conditions.

The disclosure has been revised at page 97 to identify each related party’s interest in the offering, including ownership of convertible securities, employment agreement terms affected by the offering, and securities with terms associated with the offering.
47.

If your affiliates participated in the 2009 and 2010/2011 convertible debt offerings or exchanged or converted debt acquired in those offerings, please revise to disclose the information required by Item 404 of Regulation S-K with respect to those transactions. Please also revise to disclose the information required by that item with respect to the last transaction mentioned on page 11-3.

Certain of the Company’s affiliates participated in the 2010/2011 Convertible Note Offering and this is now disclosed under “Related Party Transactions.” The disclosure has also been revised to discuss the warrant exercise that occurred on December 31, 2010.

Principal Stockholders, page 87
48.

Please revise footnote 16 to identify the natural persons with voting and dispositive control over the securities.

Footnote 16 to the Principal Stockholders table has been revised to identify the natural person with voting and dispositive power with respect to the relevant shares.

49.

Please reconcile your disclosure in note 4 and on page 83. Also reconcile your disclosure in note 6 and on page 84.

Footnote 4 to the Principal Stockholders table has been revised to accurately set out the ownership of shares. It should also be noted that footnote 2 to the table of Non-Employee Director Compensation on page 93 has been revised to correct an error. The restricted stock holdings of Mr. Carty and Mr. Abdalian at December 31, 2010, as depicted in a note to the table, had been inadvertently reversed. As a result, the share ownership figures are now reconciled.

Preferred Stock, page 89
50.	Clarify when you will seek the shareholder approval you mention. Also clarify the nature of the “equitable adjustment.”

As is now disclosed on pages 6 and 100, the amendments to the Certificate of Incorporation were approved at a Special Meeting of Shareholders held on May 6, 2011 and the Restated Certificate of Incorporation of the Company has been filed as an exhibit to Amendment No. 1. The “equitable adjustment” simply provides for a proportional increase or decrease in the Conversion Ratio of the preferred stock in connection with stock splits and reverse stock splits, respectively.  The disclosure on page 100 has been revised to reflect the terms of the Company’s Certificate of Incorporation, as so amended.

Warrants, page 93
51.

If the exercise prices and periods and other material terms are tied to or otherwise relate to this offering, please revise to clarify that relationship.

The discussion of the warrants issued in the 2010/2011 Convertible Note Offering has been revised at page 104 to reflect that fact that the number of shares issuable upon exercise of those warrants will be determined based on the price per share paid in this offering, including a description of the relevant formula.

Piggy-back Registration, page 93
52.

Please revise to disclose when you intend to seek the referenced waiver. Also, please tell us the documents you filed as exhibits that describe the registration rights related to the securities other than those issued in the 2010/2011 convertible debt financing, and revise to disclose the specific nature of those rights.

The Company has received waivers of registration rights from most of the holders of notes and warrants which were issued pursuant to the 2010/2011 Convertible Debt Offering, insofar as those rights might permit participation in this offering. Of the $5.5 million in indebtedness currently outstanding under the terms of the 2010/2011 Convertible Debt Offering, holders of $4.9 million in principal amount have waived such participation rights; the remaining holders of $600,000 in principal amount are now listed as selling stockholders. With respect to certain of the holders of Convertible Notes issued in the 2010/2011 Convertible Note Offering, the Company has, as is indicated on page 104, agreed to register shares of common stock issuable upon exercise of the warrants issued to those holders. Exhibits 3.2, 3.4, 4.4, and 4.8 describe registration rights outside of the 2010/2011 Convertible Debt Offering. However, due to recent changes to the Company’s certificate of incorporation, which provided for the automatic conversion of the Company’s preferred stock (which carry resale registration rights) into common stock (which do not carry registration rights) upon completion of an initial public offering, the only remaining registration rights are those described in the prospectus.

Underwriting, page 96
53.	Please disclose the information required by Regulation S-K Item 505. The information required by Regulation S-K item 505 has been included in the prospectus at page 110.
Commissions and Expenses, page 96
54.	Refer to the last sentence of this section. Clarify how you advanced funds to an entity that is not yet identified. The managing underwriter has been identified in this filing.
Experts, page 101
55.

Reconcile the reference to counsel here with the last sentence of Exhibit 5.1.

The opinion filed as Exhibit 5.1 to Amendment No. 1 includes an appropriate cross reference to the “Legal Matters” section of the prospectus.

Financial Statements, page F-1
56.

Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

The financial information included in Amendment No. 1 has been updated to include the interim financial information required by Rule 8-08 of Regulation S-X. In addition, an updated accountant’s consent has been filed as an Exhibit to Amendment No. 1.

Revenue Recognition, page F-7
57.

We note from your disclosure on page 18 approximately 74% of your product sales were generated through your top three distributors. Please tell us more about the primary terms of your arrangements with your distributors, including payment, price protection, exchange, contractual allowances and other significant terms. We note that sales are generally recognized upon shipment. Please tell us and revise the filing to describe those circumstances when revenue would be recognized at a different point in the sales process.

Although no change was made to this footnote, the disclosure on pages 67 to 68 has been revised to describe in more detail the primary terms of the Company’s arrangements with its distributors. It should be noted that the Company’s arrangements do not include exchange provisions or contractual allowances. In addition, the disclosure on page 54 has been revised to more clearly describe the Company’s revenue recognition policies.

58.

We noted your disclosure that you have sold approximately 300 VivaScope imaging devices, but we also noted your discussion in the “Our Business” section on page 1 regarding your ‘system’ which includes the VivaScope imaging device and the VivaNet telepathology server. Please respond to the following matters and revise the disclosures in your filing as appropriate in response thereto:

	•	Please clarify for us what your sales to date include, whether it is the VivaScope imaging device only or both the VivaScope imaging device and the VivaNet telepathology server,
•

Please clarify for us what the VivaNet telepathology system includes and tell us if it includes proprietary software. If so, tell us how you considered the impact of software imbedded in your products or sold separately on your revenue recognition policies,

•

For those VivaScope imaging devices that you have sold, please clarify for us if the customer obtains their own pathologist to review the images or if you currently provide that service. Tell us if you have any obligation to the customer that purchases only the VivaScope with regards to the images that are taken and need to be interpreted.

•

We note your discussion on page 46 that an increase in VivaNet reading and imaging site installations during the last half of the year was an important milestone. Please tell us who operates these imaging sites and how you account for any related services provided at these sites.

To date, all of the Company’s revenues have been derived from VivaScope product sales and from license revenues.  Product sales result from the sale of confocal microscopes (Model 1500 and Model 3000) and from the sale of an immaterial amount of disposables used when imaging a patient with the confocal microscopes.  In the future, the Company expects to recognize revenues from the sale or lease of confocal microscopes that will utilize the Company’s VivaNet, and from the Company’s VivaNet services. Since all of the microscopes placed under the VivaNet model remain in the orientation phase, the Company has not recognized any VivaNet revenue.

The Company’s products do include proprietary software and the Company has considered relevant accounting guidance related to revenue recognition and its applicability to products with embedded software. Based on management’s evaluation, it determined that the software is incidental to the Company’s products. This evaluation involved, in part, consideration of whether the software is a significant focus of the product’s marketing effort or is sold separately, and whether the vendor is providing post-contract customer support. The Company’s marketing materials do not emphasize or focus on software.  In addition, the software is not sold separately. Sales contracts include unspecified software support. Such support does not cover software upgrades which may provide additional functionality. Such upgrades can be purchased separately, but are not required for functionality of the scopes that have been purchased. The cost of this software support is deemed insignificant.

The Company’s VivaNet system is a server that transfers, stores and retrieves images. Although proprietary software is a component of the system, the Company does not intend to separately license that software. Rather, it will provide VivaNet services on a recurring per procedure basis.

With respect to the products it has sold, the Company has no obligation to the customer after sale pertaining to the reading of images. VivaScopes have been sold to academic medical centers and to other markets around the world and these customers have access to trained individuals for purposes of reading images. The Company has no present plans to maintain reading sites or to employ pathologists.

The Company considers an imaging site to be any VivaScope which is, or will be, used to transmit images over the Company’s VivaNet.  Imaging sites are generally dermatologists’ offices, although they may also be at a hospital, cancer center or other location.  Reading sites are varied and may be located in a hospital or cancer center or at the office or home of a trained reader, who is usually a pathologist. The Company is not responsible for any other service provided at these sites.  The Company is responsible for the storage, transmission and retrieval of images and the diagnostic reports created by the reader.

59.

We note your discussion on page 42 that sales and marketing expenses include reader training courses. In addition, we note your disclosure on page 61 that your clinical support staff provides direct training in the operation of your VivaScopes to physicians, the first step of which usually occurs on installation, which is followed by one or two  additional days of training. Please tell us more about the training courses that you provide. Tell us if they are provided in conjunction with your sales, and if so, tell us your consideration of the impact of the training on your revenue recognition.

Over the years, the Company has sponsored a few reader training courses. At these courses, physicians who have received a one-time honorarium from the Company provide instruction to readers, who are usually pathologists or dermatologists, on how to read a confocal image, either for diagnostic or research purposes. Reader training courses are not conducted in conjunction with sales and do not impact revenue recognition, but are held to educate pathologists, dermatologists and other interested parties, such as research fellows, in the benefits of confocal microscopy and non-invasive diagnostic methods.

At the time of installation, customers are provided training with respect to the use of a scope or reader station. Please also see revised Note 3 regarding the impact on revenue recognition of training associated with the installation of a scope or reader.

60.

We see your disclosure that licensing fees are being recognized as earned. Please revise to more fully explain the terms of your license arrangements and explain how you determined what period the fees are earned.

Note 16 has been revised to more fully explain the terms of the license arrangement and also explains how the Company determined over what period the fees are earned.

Note 4. Inventories, page F-13
61.	We note that you have approximately $41,000 of offsite demo equipment. Please address the following:

	•	The nature of-the demonstration equipment and accounting policies related to the systems;

	•	The contractual terms through which you loan the systems, including the typical term of the loan, any associated requirements that the borrower purchase any services and

	•	Tell us and revise the filing to disclose whether you record depreciation expense for the demo equipment and why you believe the classification of the equipment as inventory is appropriate.

The inventory footnote (pages F-6 and F-24) has been revised.  Offsite demo equipment represents the cost of units, a mix of VivaNet reading stations and scopes at December 31, 2010 and March 31, 2011, placed with customers and which are still under their initial orientation period.  Pursuant to the terms of the lease agreements underlying this equipment, the Company plans to retain title to the products while receiving lease payments, although the Company will explore the possibility of selling the units to a third party leasing company.  The agreements have initial orientation periods ranging from six to twelve months, during which revenue recognition is deferred and the items remain classified as inventory.  The Company plans to shorten the orientation period for its VivaNet products as they gain traction in the marketplace.  Should the demo equipment be returned to the Company for any reason, management believes that it will be able to sell the units at amounts above their costs.  As such, it is not depreciating these units.

Note 5. Property and Equipment, page F-13
62.

Please tell us and revise the filing to disclose the reason for the significant decrease in gross machinery and equipment balances during fiscal 2010. If the decrease was related to an impairment of equipment, revise the filing to discuss your related accounting and valuation methodologies.

Note 5 (page F-24) has been revised to disclose that, during 2009, the Company reduced machinery and equipment to account for assets that were fully depreciated but no longer on site.

Note 9. Debt, page F-16
63.

We note your disclosure on page F-17 and again on page F-18 that effective January 1, 2009 you adopted accounting guidance related to determining whether an instrument is indexed to an entity’s own stock and this resulted in a reclassification of $18,014 and $328,928 from additional paid in capital, respectively, to a liability. It is unclear from your disclosures, however, which warrants were reclassified from equity to a liability and why certain instruments no longer met the requirements of equity classification while others did. Please revise this note to provide the information requested.

Note 9 (page F-27) has been revised to more clearly describe the warrants that were reclassified and to explain why certain instruments no longer meet the requirements for equity classification.

64.

We see that your convertible promissory notes are automatically convertible into common stock upon the consummation of an underwritten initial public offering of at least $10 million. It appears that if your offering does not raise at least $10 million your debt may not be converted to equity.  Please tell us why you believe your pro forma adjustments presented elsewhere in the filing for this conversion are considered factually supportable.

As was indicated in response to comment 21, the notes issued in the 2010/2011 Convertible Note Offering provide for automatic conversion upon consummation of an offering of at least $10 million, inclusive of the proceeds from the 2010/2011 Convertible Note Offering. Based on its discussions with the underwriter named in this Amendment No. 1, the Company expects this offering to result in proceeds in excess of the amount required under the terms of these notes, which will trigger automatic conversion.

Note 14. Equity, page F-23
65.

Please provide us with a schedule for your stock options showing in chronological order, the date of grant, number of options granted, exercise price and the fair value of the underlying shares of common stock for the options issued within the year preceding your latest balance sheet date. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements. Please tell us the objective evidence and analysis which supports your determination of the fair value at each grant date. Discuss the nature of any events which occurred between the dates the options were granted and the date the registration statement was filed. In addition, provide details of estimated pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the stock and options issued.

We first note that the Company did not issue any options during the three months ended March 31, 2011. The following is a schedule of stock options granted during 2010:

	Date of Grant	Number of Shares Underlying Stock Options	Exercise Price	Fair Value of Underlying Shares	2010 Compensation Recorded
	May 27, 2010	1,460,000	$3.29	$3.29	$584,659
	December 30, 2010	865,000	$4.16	$4.16	$4,300

In reconciling the compensation amounts to the Company’s total 2010 stock-based compensation amount of $1,410,930, it is necessary to also consider the 25,000 and 50,000, respectively, shares of restricted stock which were granted on April 27, 2010 and December 30, 2010, respectively, at a fair value of $3.29 and $4.16 per share, respectively, which is being amortized on a straight-line basis over the vesting period of three years, resulting in compensation expense of $17,833 and $380, respectively, for 2010.  In addition, the Company recognized $282,484 and $521,274 in compensation expense for restricted stock and stock options, respectively, granted in prior periods.

So as to enhance disclosure, the Company has added a table at page 53 outlining the Company’s estimates of fair value for its 2010 stock option awards and the valuation model on which they were based.

The inputs to the Black-Scholes values are disclosed on pages F-36 and F-37 of Amendment No. 1. A discussion of the events which occurred between the option grant dates and the date of the filing is included at page 52 of the prospectus.  The fair value of the underlying common stock is discussed in the Fair Value measurements section in the Summary of Significant Accounting Policies disclosure on page F-20.  Fair value of the Company’s common stock is based on management’s estimate of fair value and management considers a variety of factors in its determination, including the report of a third party valuation consultant, the general performance of the Nasdaq composite, and the operating results and financial condition of the Company.  The fair value estimate for December 31, 2010 grant also took into consideration the planned initial public offering, using the midpoint of the ranges of estimated pricing furnished by investment bankers, discounted to the date of valuation using the Company’s weighted average cost of capital of 21.90%.  We weighted the planned initial public offering at a 75% probability, with the remaining 25% probability reflecting the results of a common stock valuation model which assumes continuation as a private entity.

Note 16. Non-Productive Revenue, page F-28
66.

Please revise to further clarify for investors the nature of the technology a distributor licensed. Explain if you have identified any related party issues regarding the licensing agreement and sales to the distributor and if this license agreement has any impact on sales to this distributor.

Please refer to our prior response to comment No. 60.  The Company has not identified any related party issues regarding the licensing agreement and sales to this distributor. It is important to note that the possible joint venture described in the agreement with this distributor was never implemented, but the license granted in that agreement remains in effect.  The license agreement has not had any impact on sales to that distributor.

Note 19. Related Parties, page F-28
67.

We note your disclosure that a shareholder placed funds on deposit with one of your lenders and in consideration you recognize $100,000 in fees per quarter to be paid after an initial public offering or to be converted into common stock at a discount of 30% from the initial public offering price. We see that you have $191,000 accrued for this liability at December 31, 2010, but it is unclear from your disclosure how you determined the liability. Please revise to explain how you determined the referenced liability, when the funds were placed on deposit as well as the amount that was placed on deposit in light of the fact that that amount may have to be repaid if you do not complete the public offering before July 9, 2011.

The related party footnote (page F-39) has been revised to more clearly disclose how the Company determined the amount of the liability, when funds were placed on deposit, as well as the amount that was placed on deposit.

Recent Sales of Unregistered Securities, page II-2
68.	Regarding your disclosure here:
•

Please reconcile the issuances disclosed in sections (e) and (f) with your statement of stockholders’ deficit on page F-4. Also briefly describe for each transaction the facts relied upon to support the claimed exemption;

	•	Refer to the transactions described in paragraph (b). For each transaction mentioned in the bullets, describe the nature of the services rendered and debt owed;

•

Expand your disclosure in the first two paragraphs under paragraph (d) to clarify the terms of the original convertible debt offerings you mention, including the amount of consideration received. Also expand to disclose the number of participants in each of the transactions, including the exchange mentioned in the last paragraph; and

	•	Clarify how the warrant mentioned at the top of page II-4 was “modified.”

The December 31, 2010 warrant issuances actually totaled 591,374, and not 593,374 as was previously stated in the Registration Statement, and this immaterial correction has been included in Amendment No.1.  In addition, the disclosure in the first paragraph of Item 15(f) has been updated to specify that this was a warrant exercise.  The revisions made to these sections now permit a reconciliation to the statement of stockholders’ deficit.  The disclosure in the last paragraph of Item 15 has also been expanded to briefly describe the facts relied upon to support claimed exemptions.

The discussion of the transactions described in paragraph (b) has been revised to describe the nature of the services rendered and debt owed. The disclosure in the first two paragraphs under paragraph (d) has been revised to clarify the terms of the original convertible debt offerings and has been expanded to include the number of participants in each offering.  In addition, the disclosure at the end of paragraph (e) has been revised to clarify how the warrant described therein was modified.

Item 17. Undertakings, page II-4
69.	Please include the undertaking required by Item 512(f) of Regulation S-K. The undertaking required by Item 512(f) of Regulation S-K has been included in Amendment No. 1.
Exhibits
70.	Please file as exhibits:

	•	Each of the “key” distribution agreements mentioned on page 18 and the European distribution agreement mentioned on page 61. We note that Exhibit 10.9 is merely a “form” of that agreement;

	•	the agreements mentioned in the last risk factor on page 27;

	•	the lock-up agreements mentioned on page 32;

	•	the July 28, 2010 private placement memorandum mentioned in Exhibit 4.17;

	•	the lease mentioned on page 72; and

	•	the employment agreements for each of your affiliates, not merely a “form” agreement.

With the exception of the private placement memorandum, each of the documents identified in this comment has now been filed as an exhibit to Amendment No. 1. With respect to the private placement memorandum, this was a confidential document used in connection with an offering under Regulation D of the Securities Act of 1933, as amended.  It is not an instrument defining the rights of security holders or other agreement identified in Item 601 of Regulation S-K. All of the instruments defining the rights of the investors in that private placement, including the Note and Warrant Purchase Agreement, the Form of Convertible Note and the Form of Warrant, have been filed as exhibits to the Registration Statement.

71.

Please tell us about the obligations relating to Exhibits 4.5-4.7. Include in your response to what “Royalty Agreement” and “Asset Purchase Agreement” and “contingent consideration” those agreements refer. Also tell us about the obligations relating to Exhibits 4.9-4.11. Given that these documents are “form” agreements, it is unclear to what transactions and securities these documents relate.

The Asset Purchase and Royalty Agreements referred to in Exhibits 4.5 to 4.7 relate to agreements between the Company and a subsidiary of Diebold, Inc., that were entered into in 2002.  Pursuant to these agreements, the Company conveyed certain intellectual property to the purchaser and was entitled to receive royalty payments in connection with that sale.  Certain vendors to the Company agreed in 2002 to exchange their account payable with the Company for shares of the Company’s common stock and each also received a promissory note providing for payment of the principal amount and interest on the note from the royalty payments to be received by the Company. The notes were secured by a security interest in the royalty payments. Exhibits 4.5 and 4.6 are the forms of note and security agreement related to those arrangements. In 2007, each of the vendors entered into a Modification and Extension Agreement, included as Exhibit 4.7, whereby the remaining indebtedness was recast in accordance with the terms of that agreement. At this time, all of the underlying notes have either been repaid or have been converted into common stock in accordance with their terms.

With respect to Exhibits 4.9 to 4.11, we can advise as follows. Warrants in the form included as Exhibit 4.9 were issued in 2007 to two creditors of the Company, each of whom qualified as an accredited investor (as that term is defined in Regulation D) in connection with their agreements to extend the maturity date of their senior secured notes.  Warrants in the form of Exhibit 4.10 were issued in 2008 to two other creditors of the Company, who likewise qualified as accredited investors, in connection with their separate, but similar agreement to extend the maturity date of their senior secured notes. Finally, warrants in the form of Exhibit 4.11 were issued to the investors in the 2009 Convertible Debt Offering.
72.

Please tell us where you disclose the “issuance cut-off date,” as defined in Exhibit 4.13, and the impact failing to meet that date has on the warrants issued in the 2010/2011 convertible debt offering.

The “issuance cut-off date” is the date by which the offering must be completed in order to avoid the liquidated damages associated with the 2010/2011 Convertible Note Offering. As is disclosed in several places in Amendment No. 1 (see, for example, pages 6, 16, 50, F-8 and II-3), the holders of a requisite principal amount to effect an amendment to the 2010/2011 Convertible Notes have agreed to extend the issuance cut-off date to January 1, 2012. As is now disclosed in connection with the discussion of damages associated with the “issuance cut off date,” in the event the offering is not completed within six months of the issuance cut off date (which is now January 1, 2012), the warrant exercise price is reduced by 5% each month until a qualified financing takes place, provided that the exercise price per share may not be reduced to an amount lower than $1.00.

73.	Please file complete and final, executed documents as exhibits. We note that:

	•	Exhibit 4.4 is unsigned; and

	•	Exhibit 10.6 is unsigned and omits Schedule 2.

Also, it appears that sections of Exhibit 4.8 are redacted. Please file the agreement in its entirety or advise us as to whether you are requesting confidential treatment for these items.

Exhibit 4.4 is a form document, and the exhibit description has been revised to reflect this.

A complete and fully executed version of Exhibit 10.6 has now been filed.

With respect to Exhibit 4.8, it has not been redacted and the final version of that exhibit has been filed with Amendment No. 1.

74.

We refer to the statement in the fourth paragraph of Exhibit 5.1 that counsel has assumed that truth of all facts recited in all relevant documents. Please have counsel to revise to identify the relevant documents or have counsel revise its opinion to remove the assumption. A new opinion of counsel has been filed as an exhibit to Amendment No. 1 and this opinion includes revisions responsive to this comment.

If you have any questions regarding this filing, please feel free to call the undersigned at (585) 419-8646 or, in my absence, Alyssa Fontaine at (585) 419-8719.

Very truly yours,

/s/ Thomas E. Willett
Thomas E. Willett